UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 10 November, 2010

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on 9 November 2010, entitled “VODAFONE ANNOUNCES H1 2010/11 RESULTS AND STRATEGY UPDATE”.

9 November 2010

VODAFONE ANNOUNCES H1 2010/11 RESULTS AND STRATEGY UPDATE

Strong results: Improved revenue growth, upgraded full year profit guidance

•                  Q2 Group organic service revenue growth of +2.3% – with improved revenue trends in all regions

•                  H1 EBITDA margin 32.6% – trend in line with expectations

•                  Strong performance at Verizon Wireless

•                  Full year guidance for adjusted operating profit increased to £11.8 billion to £12.2 billion

•                  Free cash flow guidance confirmed to be in excess of £6.5 billion

•                  Accelerated realisation of SoftBank interests for £3.1 billion

H1 financial highlights	Six months ended		Change year on year		Year on year Q2 vs. Q1
	30 September 2010		Reported	Organic	Organic
	£m		%	%	pps
Group revenue	22,603		+3.9	+1.8

Group service revenue	21,229		+3.7	+1.7	+1.2
Europe	13,545		(4.3)	(1.3)	+0.9
Africa and Central Europe	4,165		+20.1	+4.8	+2.1
Asia Pacific and Middle East	3,572		+22.2	+11.4	+1.7

Adjusted operating profit	6,069		+2.7	+0.7

Free cash flow	3,489		(12.8)

EPS	14.31	p	+56.1

Adjusted EPS	8.76	p	+0.5

Interim dividend per share	2.85	p	+7.1

Strategy update: creating a more valuable Vodafone

•                  A regionally focused Group: Europe, Africa and India

•                  A winning growth strategy:

–      Mobile data: accelerate exploitation of mobile data growth opportunity

–      Enterprise: selective expansion in growth segments

–      Emerging markets: drive penetration and data across attractive footprint

–      Total Communications in Europe: continued capital efficient approach

–      New services: growth opportunities including machine-to-machine and financial services

Strategy update: creating a more valuable Vodafone (continued)

•                  Exploit scale to enhance efficiency and deliver cost benefits

•                  Generate free cash flow or liquidity from non-controlled assets building on the China Mobile and SoftBank disposals

•                  Rigorous application of capital discipline to enhance shareholder returns

Vittorio Colao, Group Chief Executive, commented:

“I am pleased to report a further improvement in organic service revenue growth, together with upgraded guidance. We have also today announced an updated strategy, which positions Vodafone to realise further value from non-controlled assets, take full advantage of the most valuable telecommunications growth opportunities ahead and which will deliver sustainable revenue growth, stabilising margins and strong free cash flows.”

CHIEF EXECUTIVE’S STATEMENT

Operating review

Group revenue increased by 3.9% to £22.6 billion, with improved organic growth trends in all of the Group’s regions. In Q2 Group organic service revenue increased by 2.3%(*), 1.2 percentage points(*) faster than Q1, with data revenue growth of 25.9%(*).

Group adjusted operating profit increased by 2.7% to £6.1 billion with an increased contribution from Africa and Central Europe, Asia Pacific and Middle East and Verizon Wireless offsetting lower profit in Europe.

Group EBITDA margin declined by 1.7 percentage points in H1, in line with our expectations, with increased commercial investment in Europe mostly funded by the Group’s cost efficiency programmes.

Cash generation remained robust, with free cash flow of £3.5 billion, consistent with our full year guidance. Capital expenditure of £2.4 billion was at a lower level than in the same period last year reflecting delayed infrastructure investment in India due to import restrictions.

In Europe service revenue declined by 1.3%(*) with improvement in trends in Q2 where service revenue declined only 0.8%(*), reflecting continued growth in Germany and the UK, an improved trend in Italy and continuing weakness in Spain. Data revenue growth was 23.2%(*) and fixed line growth was 4.4%(*). Operating costs in Europe including Common Functions declined by 3.4%(*), enabling further commercial investment. EBITDA margin declined 1.6 percentage points.

In Africa and Central Europe service revenue increased by 20.1%, reflecting favourable foreign exchange rate movements and the impact of the acquisition of a controlling stake in Vodacom in the prior year. On an organic basis service revenue increased by 4.8%(*), with continued growth in Turkey and Vodacom and stable trends in most Central European operations. EBITDA margins were stable.

In Asia Pacific and Middle East service revenue increased by 22.2% reflecting a strong contribution from India where service revenue grew by 14.7%(*) and where we added 14.7 million customers during the period. The regional EBITDA margin increased by nearly 2 percentage points reflecting better margins in India as we begin to gain the benefits of scale.

At Verizon Wireless underlying service revenue growth was 6.2%(*), the EBITDA margin was 40.0% and data revenue continued to grow rapidly. Free cash flow generation remained strong and net debt had reduced to US$14.3 billion by 30 September.

In September we sold the Group’s 3.2% interest in China Mobile Limited realising £4.3 billion before tax and we have committed £2.8 billion of this to a share buy back programme of which £0.1 billion had been completed by 30 September. We have today announced an agreement to accelerate the realisation of our interests in SoftBank for proceeds of approximately £3.1 billion which will be received in two broadly equal instalments in December 2010 and April 2012.

Reported earnings per share was 14.31 pence, our highest ever reported earnings per share in a half-year period, benefiting from a £2.4 billion gain on the sale of our interest in China Mobile and the resolution of certain long standing tax issues offset in part by an impairment charge of £0.8 billion in respect of Greece. Adjusted earnings per share was 8.76 pence broadly in line with last year and the dividend per share has increased by 7.1% to 2.85 pence consistent with the Group’s medium-term dividend growth policy communicated in May 2010.

Strategy update

In November 2008 we implemented a strategy to strengthen Vodafone in a sharply deteriorating economic climate. Since then Vodafone has returned to organic revenue growth and gained revenue market share in the majority of our markets. On an annualised basis the Group’s mobile data business has

CHIEF EXECUTIVE’S STATEMENT

grown to nearly £5 billion and fixed line revenue, primarily broadband, has grown to over £3 billion. Revenue generated from enterprise customers has also returned to growth. In emerging markets India gained the number two market position by revenue, South Africa has retained its number one position and Turkey is now generating profitable double digit revenue growth. The Group has generated free cash flow well ahead of the £5 billion to £6 billion target established in 2008, allowing the Board to establish a three year 7% dividend per share growth policy.

Since November 2008 we have seen tangible evidence of accelerating mobile data adoption where consumers and business customers are seizing the benefits of fast, reliable mobile data networks using smartphones and other mobile data devices such as tablets. We are also seeing increased interest in broader data-based services like payments via handsets and an initial wave of mobile devices for homes and cars. In emerging economies, where revenue growth is still being driven by increasing penetration of mobile devices, data penetration is low but demand for access to the internet is high and to a large extent can only be satisfied by mobile networks.

The execution of our updated strategy, announced today, will create a more valuable business, establish Vodafone as the leading operator in mobile data in Europe, India and Africa and further develop our market position in total communications.

We will pursue a growth strategy focused particularly on Europe, Africa and India

1.        Mobile data: we will capitalise on the rapid increase in demand for ubiquitous mobile data services and accelerate the rate of adoption by customers in underpenetrated markets by:

•          serving our customers’ demand for networks with wide and deep coverage, high speed capability and reliability, by continuing to invest in our already leading European networks and further developing our data networks in our Indian and African markets;

•          transitioning our data pricing plans to tiered plans and differentiated service levels, to encourage data adoption and adjust pricing to usage, thereby giving customers more control and driving better returns on our investment;

•          enhancing our customer care, retail presence, online services and support, to ensure that customers get the best data experience with Vodafone; and

•          carrying a balanced portfolio of smartphones and connected devices, with all leading brands, and supplementing our range with attractively priced Vodafone-branded smartphones to accelerate further smartphone penetration across our customer base.

2.        Enterprise: we will further grow enterprise revenue through the introduction of new services for the SME, SoHo and Corporate segments, increasing our addressable market and building on the momentum of Vodafone Global Enterprise and Vodafone One Net.

3.        Emerging markets: we will continue to generate revenue growth from driving penetration of mobile voice and SMS and accelerating the adoption of affordable data into our attractive markets across India and Africa.

4.        Total Communications: in Europe, where we see early signs of convergence, we will build on our recent success in fixed broadband and continue to secure over time access to fast broadband to allow us to service the enterprise and consumer markets in a capital efficient manner.

5.        New services: we will selectively expand into a number of new growth segments including machine-to-machine services and financial mobile services.

CHIEF EXECUTIVE’S STATEMENT

We will continue to drive benefits from the Group’s scale advantage and cost focus

The current composition of the Group has increased efficiency and enabled us to achieve favourable comparative cost positions in many markets. We will continue to generate significant savings from technology standardisation, off-shoring, outsourcing and platform sharing. Our supply chain management programmes will enable us to continue to reduce our cost to carry in an increasingly data driven environment. The Group’s second £1 billion cost efficiency programme is on track and we continue to identify further ways to simplify and standardise our business to increase efficiency.

We will seek to generate free cash flow or liquidity from non-controlled assets and investments

Non-controlled assets (primarily Verizon Wireless and SFR) constitute a significant proportion of the Group’s assets but only generate a small proportion of reported free cash flow. We will seek to maximise the value of non-controlled assets in a tax efficient manner either through generating liquidity or increased regular free cash flow in order to fund profitable investment and enhance shareholder returns.

Verizon Wireless, the Group’s largest non-controlled asset, is the market leader in an attractive market and is performing strongly. SFR is well positioned as a converged operator in the French market. Vodafone’s proportionate share of free cash flow from Verizon Wireless and SFR was around £5 billion last year. However, the net cash flow from these two assets was only around £1 billion in the 2010 financial year. The opportunity for incremental value creation is, therefore, substantial.

In addition, we will actively manage our investment portfolio and seek out value enhancing opportunities – wherever possible – as we have done with the sale of the Group’s investment in China Mobile and in SoftBank which was announced today.

We will continue to apply capital discipline to our approach to investment

We continue to apply capital discipline to our investment decisions. We apply rigorous commercial analysis and demanding hurdle rates, including our existing M&A criteria, to ensure that any investment and corporate activity will enhance shareholder returns. Adhering to our target credit rating of low single A continues to provide the Group with a low cost of debt and good access to liquidity. We will continue to undertake regular reviews of Vodafone’s entire portfolio to ensure that we optimise value for shareholders.

Improved guidance for the 2011 financial year and medium-term targets

For the current year we have updated our guidance and increased our expectations for adjusted operating profit, reflecting the higher than expected revenue growth in each of the Group’s regions and the current strong performance at Verizon Wireless. We continue to expect free cash flow to be in excess of £6.5 billion.

As we implement our updated strategy in the three financial years to FY 2014, we expect to generate organic revenue growth in the range of 1% to 4% per annum, stabilising Group EBITDA margins and free cash flow generation of between £6 billion and £7 billion per annum from the Group’s existing operations.

Summary

The focused execution of our November 2008 strategy in a challenging economic environment has enabled the Group to return to organic revenue growth and delivered sustainable high cash flows whilst maintaining investment in technology and customer experience.

Our updated strategy, announced today, will position Vodafone to take full advantage of the most valuable telecommunications growth opportunities ahead, deliver sustainable revenue growth and stabilising EBITDA margins. This, together with our pursuit of liquidity and value from the Group’s non-controlled investments, will drive enhanced free cash flow and returns for shareholders.

Note:

(*)  All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

GROUP FINANCIAL HIGHLIGHTS

		2010	2009	% change
	Page	£m	£m	Reported	Organic
Financial information(1)

Revenue	26	22,603	21,761	3.9	1.8

Operating profit	26	5,213	6,068	(14.1)

Profit before taxation	26	8,240	5,747	43.4

Profit for the period	26	7,504	4,795	56.5

Basic earnings per share (pence)	26	14.31p	9.17p	56.1

Capital expenditure(2)	38	2,435	2,602	(6.4)

Cash generated by operations	21	7,331	7,577	(3.2)

Performance reporting(1)(2)

Group EBITDA	9	7,363	7,455	(1.2)	(2.8)

Adjusted operating profit	9, 40	6,069	5,911	2.7	0.7

Adjusted profit before tax	11, 40	5,629	5,481	2.7

Adjusted effective tax rate	11	22.9%	21.5%

Adjusted profit attributable to equity shareholders	12, 40	4,616	4,582	0.7

Adjusted earnings per share (pence)	12, 40	8.76p	8.72p	0.5

Free cash flow(3)	21	3,489	4,003	(12.8)

Net debt	21, 22	30,457	34,001	(10.4)

Notes:

(1)  Amounts presented at 30 September or for the six month period then ended.

(2)  See page 37 for “Use of non-GAAP financial information” and page 42 for “Definition of terms”.

(3)  All references to free cash flow are to amounts before licence and spectrum payments.

UPDATED GUIDANCE

Please see page 37 for “Use of non-GAAP financial information”, page 42 for “Definition of terms” and page 43 for “Forward-looking statements”.

2011 financial year guidance	Original guidance 2011 financial year £bn	Updated guidance 2011 financial year £bn

Adjusted operating profit	11.2 – 12.0	11.8 – 12.2

Free cash flow	In excess of 6.5	In excess of 6.5

As the result of strong revenue performance in each of the Group’s three regions and good results at Verizon Wireless we now expect that adjusted operating profit for the 2011 financial year will be in the range of £11.8 billion to £12.2 billion.

Expectations for EBITDA margins and depreciation and amortisation remain unchanged. We expect EBITDA margins to decline but at a significantly lower rate than that experienced in the previous financial year. Total depreciation and amortisation charges are expected to be at a similar level to the prior financial year, before the impact of licence and spectrum purchases.

Free cash flow is still expected to be in excess of £6.5 billion, based on £3.5 billion in the first half of the financial year and a slightly higher level of capital investment in the second half. We intend to maintain capital expenditure at a similar level to the 2010 financial year, adjusted for foreign exchange rate movements, continuing to invest in high speed data networks to increase the attractiveness of the Group’s data services.

The adjusted effective tax rate for the 2011 financial year is expected to be in the mid 20s with the Group targeting a similar level in the medium-term.

Medium-term guidance	Medium-term guidance for the three financial years ending 31 March 2014

Organic service revenue growth	1% to 4% per annum

Group EBITDA margins	Stabilising

Free cash flow	Between £6 and £7 billion per annum

The execution of the updated strategy is targeted to achieve annual growth in organic service revenue of between 1% and 4% in the period to 31 March 2014. Over the same period we expect that EBITDA margins will stabilise, as we benefit from continued cost efficiency, regional scale and improving margins in a number of markets including India.

We continue to expect that free cash flow generation will remain in the £6.0 billion to £7.0 billion range for the same period underpinning the three year 7% per annum dividend per share growth policy issued in May 2010. We continue to expect that total dividends per share will be no less than 10.18 pence for the 2013 financial year.

The free cash flow target range excludes any incremental benefit that we derive from our strategy to generate liquidity or incremental cash flow from non-controlled assets of the Group such as Verizon Wireless and SFR.

Assumptions

Annual and medium-term guidance is based on our current assessment of the global economic outlook and assumes foreign exchange rates of £1:€1.15 and £1:US$1.50. It excludes the impact of licence and spectrum purchases, material one-off tax related payments and restructuring costs and assumes no material change to the current structure of the Group. In addition, the 2011 financial year guidance excludes the impact of the one-off revenue adjustment in Verizon Wireless announced by Verizon Communications in conjunction with its June 2010 results, additional Alltel integration costs and the benefit of the later than expected disposal of certain Alltel divest properties which, in aggregate, reduced Vodafone’s adjusted operating profit by £0.1 billion.

UPDATED GUIDANCE

With respect to the 7% per annum dividend per share growth policy, as the Group’s free cash flow is predominantly generated by companies operating within the euro currency zone, we have assumed that the euro to sterling exchange rate remains within 10% of the above guidance exchange rate.

Actual exchange rates may vary from the exchange rate assumptions used. A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by approximately £70 million and free cash flow by approximately £60 million and a 1% change in the dollar to sterling exchange rate would impact adjusted operating profit by approximately £45 million. The assumed exchange rates quoted above are those used in conjunction with the guidance set out in May 2010, and have no implication for Vodafone’s view of future exchange rate movements.

FINANCIAL RESULTS

Group(1)(2)

		Africa and Central	Asia Pacific and Middle	Verizon	Common		Six months ended 30 September
	Europe	Europe	East	Wireless	Functions(3)	Eliminations	2010	2009	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(4)
Voice revenue	8,011	3,093	2,685	–	–	(1)	13,788	13,980
Messaging revenue	1,818	365	298	–	1	–	2,482	2,313
Data revenue	1,744	371	296	–	–	–	2,411	1,880
Fixed line revenue	1,426	165	55	–	–	–	1,646	1,583
Other service revenue	546	171	238	–	2	(55)	902	717
Service revenue	13,545	4,165	3,572	–	3	(56)	21,229	20,473	3.7	1.7
Other revenue	753	360	165	–	111	(15)	1,374	1,288
Revenue	14,298	4,525	3,737	–	114	(71)	22,603	21,761	3.9	1.8
Direct costs	(3,432)	(1,197)	(1,076)	–	(32)	56	(5,681)	(5,303)
Customer costs	(4,162)	(1,225)	(738)	–	(135)	–	(6,260)	(5,795)
Operating expenses	(1,563)	(751)	(845)	–	(155)	15	(3,299)	(3,208)
EBITDA	5,141	1,352	1,078	–	(208)	–	7,363	7,455	(1.2)	(2.8)
Depreciation and amortisation:
Acquired intangibles	(2)	(371)	(204)	–	–	–	(577)	(592)
Purchased licences	(484)	(20)	(59)	–	–	–	(563)	(547)
Other	(1,669)	(542)	(581)	–	(16)	–	(2,808)	(2,727)
Share of result in associates	282	24	5	2,344	(1)	–	2,654	2,322
Adjusted operating profit	3,268	443	239	2,344	(225)	–	6,069	5,911	2.7	0.7
Impairment loss							(800)	–
Other income and expense(5)							(56)	157
Operating profit							5,213	6,068
Non-operating income and expense							2,389	(7)
Net investment income/(financing costs)							638	(314)
Income tax expense							(736)	(952)
Profit for the period							7,504	4,795

Notes:

(1)          The Group announced a new organisational structure on 9 September 2010, effective on 1 October 2010. The results presented are in line with the structure as at 30 September 2010.

(2)          Current period results reflect average exchange rates of £1:€1.19 and £1:US$1.52.

(3)          Common Functions primarily represent the results of the partner markets and the net result of unallocated central Group costs and excludes income from intercompany royalty fees.

(4)          Organic growth includes Vodacom at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.

(5)          The £56 million loss for the six months ended 30 September 2010 represents the net loss on disposal of certain Alltel investments by Verizon Wireless and is included within the line item “Share of results in associates” on the condensed consolidated income statement.

FINANCIAL RESULTS

Revenue

Group revenue increased by 3.9% to £22,603 million and Group service revenue increased by 3.7% to £21,229 million, both benefiting from exchange rate movements. On an organic basis Group service revenue increased by 1.7%(*), with a 1.2 percentage point improvement between the first and second quarter as each of the regions delivered improved quarterly service revenue trends.

In Europe service revenue fell by 1.3%(*). However, there was an improving trend as the decline of 0.8%(*) in the second quarter represented a 0.9 percentage point improvement on the first quarter. This was driven by the growth in our northern european businesses which was partially offset by challenging conditions in Spain and Italy.

Both Germany and the UK have built on the positive organic service revenue growth trends in the first quarter, delivering half-year growth of 1.1%(*) and 2.9%(*) respectively. Spain continued to experience intense competitive and economic pressure leading to a 7.1%(*) decline in service revenue. Organic service revenue also declined in Italy where we have responded to significant price competition with tactical promotional investments. European enterprise revenue increased by 0.2%(*) with improved roaming activity and customer wins by Vodafone Global Enterprise. Organic enterprise revenue increased in Germany, Italy and the UK in the second quarter, partially offset by a decline in Spain due to the economic climate.

In Africa and Central Europe service revenue grew by 4.8%(*). The turnaround plan in Turkey has driven half-year service revenue growth of 26.8%(*), with a 5.8 percentage point(*) improvement between the first and second quarters. Vodacom continued to perform well, with strong data revenue growth offsetting weaker voice revenue which was impacted by a termination rate cut. Challenging economic and competitive conditions continued in our Central European businesses, where service revenue growth was also impacted by mobile termination rate cuts.

In Asia Pacific and Middle East service revenue increased by 11.4%(*), driven by an increase in the mobile customer base in India and growth in Qatar, where our mobile customer base is now over 601,000. Our Australian joint venture continued to perform well with service revenue growth of 12.4%(*) in the second quarter.

Operating profit

EBITDA decreased by 1.2% to £7,363 million with a 1.7 percentage point decline in the reported EBITDA margin and a 1.5 percentage point(*) reduction on an organic basis.

In Europe EBITDA decreased by 5.1%(*), with a decline in the reported EBITDA margin of 1.6 percentage points, primarily driven by higher investment in acquisition and retention costs partially offset by operating cost efficiencies.

Africa and Central Europe’s EBITDA increased by 6.7%(*), whilst the reported EBITDA margin remained stable, as growth in Vodacom and improvements in Turkey more than offset weakness in Romania.

In Asia Pacific and Middle East EBITDA increased by 11.5%(*), with the reported EBITDA margin increasing by 1.8 percentage points, driven by growth in India and Qatar which was partially offset by weakness in Egypt following competitive pressure on pricing.

Operating profit declined by 14.1% as the increase in the Group’s share of results of Verizon Wireless was more than offset by an impairment loss of £800 million in relation to Vodafone Greece, primarily resulting from significant increases in discount rates, and the decline in Group EBITDA. Our share of results in Verizon Wireless, the Group’s associate in the United States, increased by 12.6%(*) primarily due to the expanding customer base, robust data revenue and lower acquisition costs partially offset by higher customer retention costs.

Profit for the period increased by 56.5% primarily due to the £2,388 million profit arising on the sale of the Group’s 3.2% interest in China Mobile Limited and the impact of the settlement of the UK controlled foreign companies (“CFC”) tax claim.

FINANCIAL RESULTS

Net investment income/(financing costs)

	Six months ended 30 September
	2010	2009
	£m	£m

Investment income	1,402	634
Financing costs	(764)	(948)
Net investment income/(financing costs)	638	(314)

Analysed as:
Net financing costs before income from investments	(594)	(559)
Potential interest charges arising on settlement of outstanding tax issues(1)	(47)	(108)
Income from investments	201	237
	(440)	(430)
Foreign exchange(2)	228	(115)
Equity put rights and similar arrangements(3)	(22)	231
Interest on the CFC settlement(4)	872	–
	638	(314)

Notes:

(1)          Excluding interest credits related to the CFC settlement.

(2)          Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration on the disposal of Vodafone Japan to SoftBank in April 2006.

(3)          Includes foreign exchange movements, accretion expense and fair value charges. Further details of these options are provided on page 23.

(4)          See note 4 to the condensed consolidated financial statements for further details.

Net financing costs before income from investments increased from £559 million to £594 million primarily due to a change in the currency mix, with an increased share of net debt denominated in currencies other than euros and US dollars. This was partially offset by a reduction in average interest rates for debt denominated in euros and US dollars. At 30 September 2010 the provision for potential interest charges arising on settlement of outstanding tax issues was £477 million (31 March 2010: £1,312 million), with the reduction reflecting decreased tax provisions following settlement of the UK CFC tax case.

Taxation

	Six months ended 30 September
	2010	2009
	£m	£m

Income tax expense	736	952
Tax on adjustments to derive adjusted profit before tax	(235)	(28)
Tax benefit related to settlement of UK CFC tax case	550	–
Adjusted income tax expense	1,051	924
Share of associates’ tax	322	335
Adjusted income tax expense for purposes of calculating adjusted tax rate	1,373	1,259

Profit before tax	8,240	5,747
Adjustments to derive adjusted profit before tax(1)	(2,611)	(266)
Adjusted profit before tax	5,629	5,481
Add: Share of associates’ tax and non-controlling interest	366	375
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	5,995	5,856

Adjusted effective tax rate	22.9%	21.5%

Note:

(1)          See “Earnings per share” on page 12.

The adjusted effective tax rate for the year ending 31 March 2011 is expected to be in the mid 20s. This is in line with the adjusted effective tax rate for the year ended 31 March 2010 of 24.0%. The adjusted effective tax rate for the six months ended 30 September 2010 is lower than the expected full year adjusted effective tax rate as a result of the resolution of long standing tax issues in the first half of the year.

Tax on adjustments to derive adjusted profit before tax includes tax payable on the gain on the disposal of the Group’s 3.2% interest in China Mobile Limited.

Income tax expense includes a credit of £550 million arising as a result of the settlement of the CFC tax case with the UK tax authorities in July 2010 and a related recognition of a deferred tax asset in relation to the expected use of losses in future years. See note 4 to the condensed consolidated financial statements for further details.

FINANCIAL RESULTS

Earnings per share

Adjusted earnings per share increased by 0.5% to 8.76 pence for the six months ended 30 September 2010 due to growth in adjusted earnings partially offset by a reduction in shares arising from the Group’s share buy back programme. Basic earnings per share increased to 14.31 pence primarily due to the gain on disposal of the Group’s 3.2% interest in China Mobile Limited and the settlement of the UK CFC tax case partially offset by a £800 million impairment charge in relation to Vodafone Greece.

	Six months ended 30 September
	2010	2009
	£m	£m

Profit attributable to equity shareholders	7,542	4,820

Pre-tax adjustments:
Impairment loss	800	–
Other income and expense(1)	56	(157)
Non-operating income and expense	(2,389)	7
Investment income and financing costs(2)	(1,078)	(116)
	(2,611)	(266)

Taxation	(315)	28
Adjusted profit attributable to equity shareholders	4,616	4,582

	Million	Million
Weighted average number of shares outstanding – basic	52,701	52,556
Weighted average number of shares outstanding – diluted	52,984	52,760

Notes:

(1)          The £56 million loss for the six months ended 30 September 2010 represents the net loss on disposal of certain Alltel investments by Verizon Wireless and is included within the line item “Share of results in associates” on the consolidated income statement.

(2)          See notes 2, 3 and 4 in “Net investment income/(financing costs)” on page 11.

FINANCIAL RESULTS

Europe

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
30 September 2010
Voice revenue	1,784	1,685	1,738	1,279	1,525	–	8,011
Messaging revenue	382	414	177	555	290	–	1,818
Data revenue	584	286	265	359	250	–	1,744
Fixed line revenue	892	271	157	16	90	–	1,426
Other service revenue	68	71	103	216	219	(131)	546
Service revenue	3,710	2,727	2,440	2,425	2,374	(131)	13,545	(4.3)	(1.3)
Other revenue	149	125	174	168	139	(2)	753
Revenue	3,859	2,852	2,614	2,593	2,513	(133)	14,298	(4.1)	(1.0)
Direct costs	(931)	(656)	(549)	(780)	(647)	131	(3,432)
Customer costs	(1,052)	(533)	(930)	(949)	(700)	2	(4,162)
Operating expenses	(405)	(307)	(267)	(265)	(319)	–	(1,563)
EBITDA	1,471	1,356	868	599	847	–	5,141	(8.3)	(5.1)
Depreciation and amortisation:
Acquired intangibles	–	–	–	–	(2)	–	(2)
Purchased licences	(216)	(50)	(3)	(166)	(49)	–	(484)
Other	(437)	(302)	(310)	(295)	(325)	–	(1,669)
Share of result in associates	–	–	–	(1)	283	–	282
Adjusted operating profit	818	1,004	555	137	754	–	3,268	(10.5)	(7.1)

EBITDA margin	38.1%	47.5%	33.2%	23.1%	33.7%		36.0%

30 September 2009
Voice revenue	1,964	1,876	1,994	1,398	1,767	(1)	8,998
Messaging revenue	384	445	203	479	299	–	1,810
Data revenue	470	243	239	282	226	–	1,460
Fixed line revenue	923	255	157	15	69	–	1,419
Other service revenue	69	69	134	182	174	(155)	473
Service revenue	3,810	2,888	2,727	2,356	2,535	(156)	14,160
Other revenue	132	100	221	157	142	(1)	751
Revenue	3,942	2,988	2,948	2,513	2,677	(157)	14,911
Direct costs	(863)	(684)	(591)	(786)	(663)	156	(3,431)
Customer costs	(1,058)	(520)	(992)	(859)	(701)	1	(4,129)
Operating expenses	(464)	(339)	(293)	(285)	(366)	–	(1,747)
EBITDA	1,557	1,445	1,072	583	947	–	5,604
Depreciation and amortisation:
Acquired intangibles	–	(10)	(2)	(6)	–	–	(18)
Purchased licences	(220)	(50)	(4)	(166)	(44)	–	(484)
Other	(457)	(300)	(321)	(336)	(346)	–	(1,760)
Share of result in associates	–	–	–	–	309	–	309
Adjusted operating profit	880	1,085	745	75	866	–	3,651

EBITDA margin	39.5%	48.4%	36.4%	23.2%	35.4%		37.6%

Change at constant exchange rates	%	%	%	%	%
Voice revenue	(5.7)	(6.7)	(9.4)	(8.5)	(10.4)
Messaging revenue	3.3	(3.2)	(9.7)	15.9	0.7
Data revenue	29.1	22.2	15.1	27.3	15.0
Fixed line revenue	0.4	10.0	3.9	6.7	37.5
Other service revenue	1.7	7.3	(20.6)	18.7	30.9
Service revenue	1.1	(1.9)	(7.1)	2.9	(2.7)
Other revenue	17.4	28.1	(18.7)	7.0	3.3
Revenue	1.7	(0.9)	(7.9)	3.2	(2.4)
Direct costs	11.8	(0.3)	(3.5)	(0.8)	1.6
Customer costs	3.4	6.2	(2.7)	10.5	3.4
Operating expenses	(9.0)	(6.1)	(5.7)	(7.0)	(9.0)
EBITDA	(2.0)	(2.6)	(15.9)	2.7	(6.9)
Depreciation and amortisation:
Acquired intangibles(1)	–	N.M	N.M	N.M	N.M
Purchased licences	2.4	4.2	(25.0)	–	14.0
Other	(0.5)	4.1	0.3	(12.2)	(2.1)
Share of result in associates	–	–	–	–	(5.3)
Adjusted operating profit	(3.7)	(3.9)	(22.7)	84.1	(9.4)

EBITDA margin movement (pps)	(1.4)	(0.9)	(3.2)	(0.1)	(1.7)

Note:

(1)   Percentage change not meaningful (‘N.M.’).

FINANCIAL RESULTS

Revenue decreased by 4.1% including a 3.1% impact from unfavourable exchange rate movements. On an organic basis service revenue declined by 1.3%(*) reflecting reductions in the Group’s southern european markets partially offset by growth in Germany, the UK and the Netherlands. The decline was primarily driven by lower voice revenue resulting from continued market and regulatory pressure on pricing and the continuing challenging economic climate, partially offset by growth in data and fixed line revenue.

EBITDA decreased by 8.3% including a 3.2% impact from unfavourable exchange rate movements. On an organic basis EBITDA decreased by 5.1%(*), with a 1.6 percentage point decline in the reported EBITDA margin, resulting from a reduction in service revenue in most markets and higher customer investment partially offset by operating cost savings.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue - Europe	(1.0)	–	(3.1)	(4.1)

Service revenue
Germany	1.1	–	(3.7)	(2.6)
Italy	(1.9)	–	(3.7)	(5.6)
Spain	(7.1)	–	(3.4)	(10.5)
UK	2.9	–	–	2.9
Other Europe	(2.7)	–	(3.7)	(6.4)
Europe	(1.3)	–	(3.0)	(4.3)

EBITDA
Germany	(2.0)	–	(3.5)	(5.5)
Italy	(2.6)	–	(3.6)	(6.2)
Spain	(15.9)	–	(3.1)	(19.0)
UK	2.7	–	–	2.7
Other Europe	(6.9)	–	(3.7)	(10.6)
Europe	(5.1)	–	(3.2)	(8.3)

Adjusted operating profit
Germany	(3.7)	–	(3.3)	(7.0)
Italy	(3.9)	–	(3.6)	(7.5)
Spain	(22.7)	–	(2.8)	(25.5)
UK	84.1	–	–	84.1
Other Europe	(9.4)	–	(3.5)	(12.9)
Europe	(7.1)	–	(3.4)	(10.5)

Germany

Service revenue increased by 1.1%(*), with 2.1%(*) growth in the second quarter from improved voice and messaging trends supported by increased penetration of higher value customers and the economic recovery. Data growth continued to be strong, driven by higher penetration of smartphones and the Superflat Internet tariff. Fixed line revenue, whilst impacted by competitive pressures, remained stable(*).

EBITDA declined by 2.0%(*), with a 1.4 percentage point reduction in the EBITDA margin, driven by investment in customer acquisition and retention which contributed to the improved revenue trend, partially offset by operating cost efficiencies.

Italy

Service revenue declined by 1.9%(*) primarily driven by a more challenging economic and competitive environment as well the impact of a termination rate cut effective from 1 July 2009. Growth in the second quarter improved by 1.2 percentage points(*) in comparison to the previous quarter, benefiting from higher messaging, mobile data and enterprise revenue. Mobile data revenue grew strongly, driven by higher penetration of smartphones and PC connectivity devices. Fixed line revenue continued to grow due to a rise in the broadband customer base partially offset by decreasing fixed voice usage.

EBITDA decreased by 2.6%(*), with a fall in the EBITDA margin of 0.9 percentage points, as a result of the decline in revenue and commercial investments in acquisition and retention costs of mobile contract and fixed line customers, partially offset by continuing operating cost efficiencies.

FINANCIAL RESULTS

Spain

Service revenue declined by 7.1%(*) impacted by a termination rate cut effective from October 2009 as well as continued intense competition and economic weakness, including high unemployment. Despite this the average  contract customer base grew by 4.8% with strong data revenue growth driven by mobile internet and an increase in smartphones sold with data bundles. Fixed line revenue continued to grow, with a 34.3% increase in the broadband customer base compared to 30 September 2009.

EBITDA declined 15.9%(*), with a 3.2 percentage point fall in the EBITDA margin, due to lower service revenue, the dilutive effect of lower margin fixed line services and a positive legal settlement in the previous year, which combined more than offset the reduction in overhead costs.

UK

Service revenue increased by 2.9%(*), with 5.2%(*) growth in the second quarter, supported by contract customer base growth, better churn management, improved ARPU and expanded indirect distribution channels. Growth was also supported by the timing of prior year termination rate reductions and roaming promotions. Data revenue growth remained strong with increasing penetration of smartphones and mobile internet bundles. These more than offset continued intense competition and weaker prepaid revenue.

EBITDA increased by 2.7%(*), while the margin remained stable, as the increased investment in customer acquisition and retention costs was offset by the higher revenue and operating cost efficiencies.

Other Europe

Service revenue decreased by 2.7%(*) with declines in all countries except the Netherlands as all markets were impacted by the economic downturn. In the Netherlands service revenue increased by 6.2%(*) due to strong customer base development, supported by messaging and wholesale growth.

EBITDA declined by 6.9%(*) and the margin fell by 1.7 percentage points, with declines in all markets except the Netherlands as the lower service revenue and investment in customer acquisition and retention was partially offset by operating cost efficiencies.

FINANCIAL RESULTS

Africa and Central Europe

	Vodacom	Other Africa and Central Europe	Africa and Central Europe	% change
	£m	£m	£m	£	Organic(1)
30 September 2010
Voice revenue	1,706	1,387	3,093
Messaging revenue	150	215	365
Data revenue	254	117	371
Fixed line revenue	101	64	165
Other service revenue	99	72	171
Service revenue	2,310	1,855	4,165	20.1	4.8
Other revenue	302	58	360
Revenue	2,612	1,913	4,525	21.0	5.0
Direct costs	(567)	(630)	(1,197)
Customer costs	(773)	(452)	(1,225)
Operating expenses	(406)	(345)	(751)
EBITDA	866	486	1,352	21.7	6.7
Depreciation and amortisation:
Acquired intangibles	(291)	(80)	(371)
Purchased licences	–	(20)	(20)
Other	(231)	(311)	(542)
Share of result in associates	(1)	25	24
Adjusted operating profit	343	100	443	69.1	12.6

EBITDA margin	33.2%	25.4%	29.9%

30 September 2009
Voice revenue	1,352	1,344	2,696
Messaging revenue	103	171	274
Data revenue	137	88	225
Fixed line revenue	83	43	126
Other service revenue	63	85	148
Service revenue	1,738	1,731	3,469
Other revenue	210	60	270
Revenue	1,948	1,791	3,739
Direct costs	(468)	(574)	(1,042)
Customer costs	(473)	(401)	(874)
Operating expenses	(356)	(356)	(712)
EBITDA	651	460	1,111
Depreciation and amortisation:
Acquired intangibles	(278)	(104)	(382)
Purchased licences	–	(15)	(15)
Other	(176)	(297)	(473)
Share of result in associates	(1)	22	21
Adjusted operating profit	196	66	262

EBITDA margin	33.4%	25.7%	29.7%

Change at constant exchange rates	%	%
Voice revenue	12.9	2.5
Messaging revenue	29.3	24.3
Data revenue	64.1	33.2
Fixed line revenue	17.4	40.8
Other service revenue	46.8	(17.0)
Service revenue	19.3	6.2
Other revenue	26.8	(5.4)
Revenue	20.1	5.8
Direct costs	10.0	7.8
Customer costs	44.9	11.2
Operating expenses	4.1	(5.7)
EBITDA	17.8	7.7
Depreciation and amortisation:
Acquired intangibles	(8.5)	(21.6)
Purchased licences	–	33.3
Other	19.7	4.0
Share of result in associates	(10.9)	15.9
Adjusted operating profit	53.7	75.8

EBITDA margin movement (pps)	(0.6)	0.4

Note:

(1)     Organic growth includes Vodacom at the current level of ownership.

FINANCIAL RESULTS

Revenue grew by 21.0% benefiting from the treatment of Vodacom as a subsidiary and the full consolidation of its results from 18 May 2009 combined with a benefit from foreign exchange rate movements. On an organic basis service revenue grew by 4.8%(*) as the growth in Vodacom and Turkey more than offset declines in the rest of the region which were impacted by difficult economic environments and mobile termination rate cuts.

EBITDA increased by 21.7% also benefiting from the full consolidation of Vodacom and positive foreign exchange rate movements. On an organic basis EBITDA increased by 6.7%(*) due to growth in Vodacom and improvements in Turkey more than offsetting weakness in Romania.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue – Africa and Central Europe	5.0	8.6	7.4	21.0

Service revenue
Vodacom	4.5	14.8	13.6	32.9
Other Africa and Central Europe	5.1	1.1	1.0	7.2
Africa and Central Europe	4.8	8.3	7.0	20.1

EBITDA
Vodacom	6.4	11.4	15.2	33.0
Other Africa and Central Europe	7.2	0.5	(2.0)	5.7
Africa and Central Europe	6.7	7.3	7.7	21.7

Adjusted operating profit
Vodacom	6.7	47.0	21.3	75.0
Other Africa and Central Europe	73.4	2.4	(24.3)	51.5
Africa and Central Europe	12.6	45.5	11.0	69.1

Vodacom

Service revenue grew by 4.5%(*) driven by South Africa where growth in data revenue partially offset a decline in voice revenue caused by a termination rate cut effective from 1 March 2010. Voice usage improved due to successful promotions particularly in off-peak periods.

EBITDA grew by 6.4%(*) driven by the increase in service revenue, strong handset sales and lower interconnection costs.

Other Africa and Central Europe

Service revenue grew by 5.1%(*) primarily driven by strong growth in Turkey which was partially offset by the continued impact of weak economic conditions throughout Central Europe and termination rate cuts. Service revenue in Turkey grew by 26.8%(*) despite a 52% cut in termination rates effective from 1 April 2010. The increase was driven by strong growth in the contract customer base and ARPU enhancement. In Romania service revenue declined by 13.0%(*) impacted by continued pricing competition and challenging economic conditions.

EBITDA increased by 7.2%(*) as growth in Turkey (which increased its EBITDA margin by 8.7 percentage points) more than offset the impact of the revenue decline in Romania. EBITDA margin for the rest of the region remained broadly stable as cost reductions offset the revenue declines.

FINANCIAL RESULTS

Asia Pacific and Middle East

	India	Other Asia Pacific and Middle East	Eliminations	Asia Pacific and Middle East	% change
	£m	£m	£m	£m	£	Organic(1)
30 September 2010
Voice revenue	1,499	1,186	–	2,685
Messaging revenue	79	219	–	298
Data revenue	111	185	–	296
Fixed line revenue	3	52	–	55
Other service revenue	161	77	–	238
Service revenue	1,853	1,719	–	3,572	22.2	11.4
Other revenue	21	144	–	165
Revenue	1,874	1,863	–	3,737	21.4	10.9
Direct costs	(531)	(545)	–	(1,076)
Customer costs	(251)	(487)	–	(738)
Operating expenses	(604)	(241)	–	(845)
EBITDA	488	590	–	1,078	29.6	11.5
Depreciation and amortisation:
Acquired intangibles	(180)	(24)	–	(204)
Purchased licences	–	(59)	–	(59)
Other	(302)	(279)	–	(581)
Share of result in associates	–	5	–	5
Adjusted operating profit	6	233	–	239	81.1	30.3

EBITDA margin	26.0%	31.7%		28.8%

30 September 2009
Voice revenue	1,225	1,063	–	2,288
Messaging revenue	45	183	–	228
Data revenue	83	112	–	195
Fixed line revenue	1	37	–	38
Other service revenue	105	70	(1)	174
Service revenue	1,459	1,465	(1)	2,923
Other revenue	26	130	–	156
Revenue	1,485	1,595	(1)	3,079
Direct costs	(427)	(457)	1	(883)
Customer costs	(210)	(423)	–	(633)
Operating expenses	(491)	(240)	–	(731)
EBITDA	357	475	–	832
Depreciation and amortisation:
Acquired intangibles	(168)	(24)	–	(192)
Purchased licences	–	(48)	–	(48)
Other	(232)	(232)	–	(464)
Share of result in associates	–	4	–	4
Adjusted operating profit	(43)	175	–	132

EBITDA margin	24.0%	29.8%		27.0%

Change at constant exchange rates	%	%
Voice revenue	10.4	1.2
Messaging revenue	57.9	4.0
Data revenue	20.3	46.6
Fixed line revenue	253.9	24.2
Other service revenue	39.2	(0.5)
Service revenue	14.7	5.6
Other revenue	(26.7)	(3.0)
Revenue	13.9	4.9
Direct costs	11.9	7.0
Customer costs	8.5	0.6
Operating expenses	11.0	(10.3)
EBITDA	23.5	14.7
Depreciation and amortisation:
Acquired intangibles	(3.2)	(11.1)
Purchased licences	–	156.5
Other	17.5	(2.4)
Share of result in associates	–	32.3
Adjusted operating profit	(111.6)	28.3

EBITDA margin movement (pps)	2.0	2.8

Note:

(1)     Organic growth excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.

FINANCIAL RESULTS

Revenue increased by 21.4% including a benefit from foreign exchange rate movements offset in part by the impact of the creation of a joint venture in June 2009 between Vodafone Australia and Hutchison 3G Australia which is presented under the “M&A activity” column in the table below. On an organic basis service revenue grew by 11.4%(*) driven by the 38.8%(*) rise in the average customer base and strong data revenue growth.

EBITDA grew by 29.6% with favourable foreign exchange rate movements contributing 11.1 percentage points of growth plus a strong contribution from the creation of the joint venture in Australia. On an organic basis EBITDA grew by 11.5%(*) driven primarily by growth in India, which together with improvements in Qatar and New Zealand, were partially offset by a decline in Egypt following competitive pressure on pricing.

	Organic	M&A	Foreign	Reported
	change	activity	exchange	change
	%	pps	pps	%

Revenue — Asia Pacific and Middle East	10.9	(1.7)	12.2	21.4

Service revenue
India	14.7	–	12.3	27.0
Other Asia Pacific and Middle East	6.1	(0.5)	11.7	17.3
Asia Pacific and Middle East	11.4	(1.3)	12.1	22.2

EBITDA
India	23.5	–	13.2	36.7
Other Asia Pacific and Middle East	1.1	13.6	9.5	24.2
Asia Pacific and Middle East	11.5	7.0	11.1	29.6

Adjusted operating profit
India(1)	111.6	–	2.4	114.0
Other Asia Pacific and Middle East	0.6	27.7	4.8	33.1
Asia Pacific and Middle East	30.3	48.5	2.3	81.1

Note:

(1)   The absolute number has changed from an operating loss to an operating profit.

India

Service revenue grew by 14.7%(*) including a 2.3 percentage point(*) benefit from Indus Towers, the Group’s network sharing joint venture. Growth was driven by a 42.7% increase in the average mobile customer base and strong usage per customer partially offset by a fall in the effective rate per minute due to an increase in the penetration of lower priced tariffs into the customer base.

EBITDA increased by 23.5%(*) driven by the increase in the customer base, efficiencies in the mobile business, which absorbed pricing and cost pressures, and an increased contribution from Indus Towers.

Other Asia Pacific and Middle East

Service revenue grew by 6.1%(*) driven by growth in Qatar, where the customer base reached 601,000 at 30 September 2010. In Egypt service revenue declined by 0.8%(*) as termination rate cuts introduced in the fourth quarter of the previous financial year combined with competitive pressures on voice pricing offset an increase in the average customer base and strong data revenue growth driven by higher mobile internet usage.

EBITDA increased by 1.1%(*) driven by the growth of commercial services in Qatar partially offset by a decline in Egypt resulting primarily from a lower effective price per minute.

Vodafone Hutchison Australia (‘VHA’) continued to perform well with service revenue growth for the quarter ended 30 September 2010 of 12.4%(*) driven by strong data revenue and customer growth. Integration remains on track to achieve planned synergies, with significant progress made against key milestones during the period. On 21 October 2010 VHA announced it had agreed to conclude its joint venture radio access network agreement with Telstra by August 2012. The Vodafone and 3 networks will be merged to make full use of VHA’s base stations, core network and spectrum assets.

FINANCIAL RESULTS

Verizon Wireless(1)(2)

	Six months ended 30 September
	2010	2009	% change
	£m	£m	£	Organic(3)

Service revenue	8,692	7,872	10.4	5.2
Revenue	9,372	8,583	9.2	4.2
EBITDA	3,753	3,349	12.1	7.8
Interest	(134)	(182)	(26.4)
Tax(2)	(146)	(149)	(2.0)
Group’s share of result in Verizon Wireless	2,344	1,988	17.9	12.6

KPIs (100% basis)
Customers (’000)	93,170	89,013
Average monthly ARPU (US$)	53.4	54.6
Churn	15.8%	17.2%
Messaging and data as a percentage of service revenue	31.5%	27.9%

Notes:

(1)     All amounts represent the Group’s share unless otherwise stated.

(2)     The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

(3)     Organic growth rates include the impact of a non-cash revenue adjustment which was recorded to defer previously recognised data revenue that will be earned and recognised in future periods. Excluding this the equivalent organic growth rates for service revenue, revenue, EBITDA and the Group’s share of result in Verizon Wireless would have been 6.2%, 5.2%, 10.3% and 16.5% respectively.

In the United States Verizon Wireless reported 2.4 million net mobile customer additions bringing its closing mobile customer base to 93.2 million, up 4.7%. Customer growth reflected recent market trends towards the prepaid segment alongside market leading customer churn.

Service revenue growth of 5.2%(*) was driven by the expanding customer base and robust data revenue primarily derived from growth in the penetration of smartphones.

The EBITDA margin remained strong despite the competitive challenges and economic environment. Efficiencies in operating expenses and lower acquisition costs resulting from lower volumes have been partly offset by a higher level of customer retention costs reflecting the increased demand for smartphones.

As part of the regulatory approval for the Alltel acquisition, Verizon Wireless was required to divest overlapping properties in 105 markets. On 26 April 2010 Verizon Wireless completed the sale of network and licence assets in 26 markets, corresponding to 0.9 million customers, to Atlantic Tele-Network for US$0.2 billion. On 22 June 2010 Verizon Wireless completed the sale of network assets and mobile licences in the remaining 79 markets to AT&T Mobility for US$2.4 billion. As a result the Verizon Wireless customer base reduced by approximately 2.1 million net customers on a 100% basis, partially offset by certain adjustments in relation to the Alltel acquisition.

On 23 August 2010 Verizon Wireless acquired a spectrum licence, network assets and related customers in southwest Mississippi and in Louisiana, formerly owned by Centennial Communications Corporation, from AT&T Inc. for cash consideration of US$0.2 billion. This acquisition was made to enhance Verizon Wireless’ network coverage in these two locations.

Verizon Wireless’ net debt at 30 September 2010 totalled US$14.3 billion (31 March 2010: US$22.4 billion).

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	Six months ended 30 September
	2010	2009
	£m	£m	%

Cash generated by operations	7,331	7,577	(3.2)
Cash capital expenditure(1)	(2,677)	(2,789)
Disposal of intangible assets and property, plant and equipment	15	18
Operating free cash flow	4,669	4,806	(2.9)
Taxation	(1,091)	(848)
Dividends received from associates and investments(2)	784	725
Dividends paid to non-controlling shareholders in subsidiaries	(234)	(3)
Interest received and paid	(639)	(677)
Free cash flow	3,489	4,003	(12.8)
Acquisitions and disposals(3)	(22)	(2,497)
Licence and spectrum payments	(2,937)	(975)
Contributions from non-controlling shareholders in subsidiaries(4)	–	613
Equity dividends paid	(2,976)	(2,742)
Purchase of treasury shares	(146)	–
Foreign exchange	825	1,964
Other(5)	4,626	(144)
Net debt decrease	2,859	222
Opening net debt	(33,316)	(34,223)
Closing net debt	(30,457)	(34,001)	(10.4)

Notes:

(1)     Cash paid for purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments.

(2)     The six months ended 30 September 2010 includes £700 million (2009: £584 million) from the Group’s interest in Verizon Wireless.

(3)     The six months ended 30 September 2010 includes net cash and cash equivalents paid of £22 million (2009: £1,650 million) and assumed debt of £nil (2009: £847 million).

(4)     The six months ended 30 September 2010 includes £nil (2009: £613 million) in relation to Qatar.

(5)     The six months ended 30 September 2010 includes £4,269 million in relation to the disposal of the Group’s 3.2% interest in China Mobile Limited.

Free cash flow decreased by 12.8% to £3,489 million due to lower cash generated from operations, higher payments for taxation and dividends to non-controlling interests in subsidiaries, partially offset by lower payments for capital expenditure and increased dividends received from Verizon Wireless.

Cash generated by operations decreased by 3.2% to £7,331 million primarily driven by the decline in EBITDA and an adverse change in working capital, with improvements in Africa and Central Europe and Asia Pacific and Middle East regions offset by a decline in Europe. Cash capital expenditure decreased by £112 million primarily due to lower expenditure in India. The Group also invested £2,937 million in licences and spectrum including £1,725 million in respect of India and £1,210 million in respect of Germany.

Payments for taxation increased by 28.7% to £1,091 million primarily due to the absence of the one-time benefit of additional tax deductions which were available in Italy in the prior financial year.

Dividends received from associates and investments increased by 8.1% to £784 million mainly as a result of higher tax distributions from Verizon Wireless and the impact of foreign exchange rate movements.

Net interest payments decreased by 5.6% to £639 million primarily due to lower interest rates for debt denominated in euros and US dollars partially offset by a proportionate increase in the amount of ZAR and INR denominated debt.

LIQUIDITY AND CAPITAL RESOURCES

An analysis of net debt is as follows:

	30 September	31 March
	2010	2010
	£m	£m

Cash and cash equivalents(1)	9,113	4,423

Short-term borrowings
Bonds	(624)	(1,174)
Commercial paper(2)	(2,201)	(2,563)
Put options over non-controlling interests	(3,179)	(3,274)
Bank loans	(4,331)	(3,460)
Other short-term borrowings(1)	(1,154)	(692)
	(11,489)	(11,163)

Long-term borrowings
Put options over non-controlling interests	(79)	(131)
Bonds, loans and other long-term borrowings	(30,557)	(28,501)
	(30,636)	(28,632)

Other financial instruments(3)	2,555	2,056
Net debt	(30,457)	(33,316)

Notes:

(1)     At 30 September 2010 the amount includes £1,154 million (31 March 2010: £604 million) in relation to cash received under collateral support agreements.

(2)     At 30 September 2010 US$75 million was drawn under the US commercial paper programme and amounts of €2,386 million, £71 million and US$25 million were drawn under the euro commercial paper programme.

(3)     Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (30 September 2010: £2,799 million; 31 March 2010: £2,128 million) and trade and other payables (30 September 2010: £783 million; 31 March 2010: £460 million); ii) short-term investments primarily in index linked government bonds included as a component of other investments (30 September 2010: £539 million; 31 March 2010: £388 million).

Net debt decreased by £2,859 million to £30,457 million primarily due to the £4,269 million proceeds from the disposal of the Group’s 3.2% interest in China Mobile Limited and the impact of foreign exchange rate movements which decreased net debt by £834 million. Other key factors impacting net debt were the £2,976 million of dividend payments to shareholders and £2,937 million of licence and spectrum purchases, largely in India and Germany, partially offset by the £3,489 million of free cash flow generated during the period.

The following table sets out the Group’s committed bank facilities:

		30 September
		2010
	Maturity	£m

US$5.0 billion committed revolving credit facility provided by 28 banks(1)	June 2012	3,195
€4 billion committed revolving credit facility provided by 30 banks(1)	July 2015	3,464
Other committed credit facilities	Various	1,687
Undrawn committed facilities		8,346

Note:

(1)     Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion respectively.

The Group’s £2,201 million of commercial paper maturing within one year is covered 3.8 times by the £8.3 billion of undrawn credit facilities. In addition, the Group has historically generated significant amounts of free cash flow which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium-term note (“EMTN”) programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 30 September 2010 the total amounts in issue under these programmes split by currency were US$13.3 billion, £2.6 billion, €10.6 billion and other currencies £0.2 billion sterling equivalent.

LIQUIDITY AND CAPITAL RESOURCES

At 30 September 2010 the Group had bonds outstanding with a nominal value of £20,350 million (31 March 2010: £21,963 million). In the six months ended 30 September 2010 one bond was issued on 11 August 2010 for US$100 million (£64 million) under the Group’s EMTN programme. The bond matures on 11 August 2011.

Information on the maturities of the Group’s other outstanding bonds is included on pages 105 to 107 of the Group’s 2010 annual report.

On 17 August 2010 the Group raised US$1.4 billion (£890 million) through a US private placement with a maturity of 17 August 2015.

Dividends

In May 2010 the directors issued a dividend per share growth policy of at least 7% per annum for each of the financial years in the period ending 31 March 2013.

Accordingly, the directors have announced an interim dividend of 2.85 pence per share representing a 7.1% increase over last year’s interim dividend.

The ex-dividend date is 17 November 2010 for ordinary shareholders, the record date for the interim dividend is 19 November 2010 and the dividend is payable on 4 February 2011. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends by cheque. Ordinary shareholders who have not already done so should provide appropriate bank account details to us. Please refer to www.vodafone.com/investor for further information.

Share buy back programme

Following the disposal of the Group’s 3.2% interest in China Mobile Limited on 10 September 2010, the Group initiated a £2.8 billion share buy back programme. In addition to ordinary market purchases, the Group placed irrevocable purchase instructions with a number of banks prior to the start of the close period in relation to the publication of these half-year results so that the repurchases could continue during this period. Details of the shares purchased to date are:

	Total number of shares purchased	Average price paid per share inclusive of transaction costs	Total number of shares purchased under publicly announced share buy back programme(1)	Maximum value of shares that may yet be purchased under the programme
Date of share purchase	’000	Pence	’000	£m

September 2010	115,400	161.78	115,400	2,613
October 2010(2)	187,500	165.50	302,900	2,303
November 2010(2)	47,000	173.50	349,900	2,221
Total	349,900	165.35	349,900	2,221

Notes:

(1)   No shares were purchased outside the publicly announced share buy back programme.

(2)   Includes those shares purchased between 1 October 2010 and 8 November 2010 under irrevocable purchase instructions.

Option agreements and similar arrangements

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in India and the United States.

In relation to India, the Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell up to US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value.

Vodafone agreed to adjust the payments that would be made under the fair market value put arrangements with the Essar group, in order to take account of the upfront cost of 3G licences, based on the total price of the licences

LIQUIDITY AND CAPITAL RESOURCES

secured. This amount has been calculated as INR 34 billion (£510 million) and is payable in the event that the Essar group exercises its put option to sell some or all of its Vodafone Essar Limited shares at fair market value provided that the maximum aggregate amount payable shall not exceed US$5 billion. This additional amount is not payable in the event that the Essar group decides to sell its 33% shareholding in Vodafone Essar Limited at the underwritten value of US$5 billion.

Details of other call and put option agreements, including those in relation to the United States, are available on page 44 of the Group’s 2010 annual report.

OTHER SIGNIFICANT DEVELOPMENTS

Indian tax case

Vodafone International Holdings B.V. (“VIHBV”) believes that it has no liability for Indian withholding taxes on the Hutchison transaction in 2007 and continued to take actions to defend itself vigorously both during and after the six months ended 30 September 2010. On 22 October 2010 the Indian tax authorities issued a demand for payment of INR 112.2 billion (£1.6 billion) tax and interest and VIHBV has contested the amount of such demand both on the basis that no tax was due in any event and on the basis of the calculation. Further details are set out on page 35.

RISK FACTORS

There are a number of risk factors and uncertainties that could have a significant effect on the Group’s financial performance including:

•             adverse macro economic conditions in the markets in which the Group operates;

•           the continued volatility of worldwide financial markets may make it more difficult for the Group to raise capital externally;

•             decisions and changes in the Group’s fiscal and regulatory environment;

•             increased competition may affect the Group’s revenue and market share;

•           delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies;

•             the Group may experience a decline in revenue or profitability notwithstanding its efforts to increase revenue from the introduction of new services;

•             the non-achievement of expected benefits from cost reduction initiatives;

•             the Group’s global footprint may present exposure to unpredictable economic, political, regulatory and legal risks;

•             the Group’s strategic objectives may be impeded by the fact that it does not have a controlling interest in some of its ventures;

•             expected benefits from investment in networks, licences and new technology may not be realised;

•           the Group’s business and its ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment; and

•           the Group’s business may be adversely affected by the non-supply of equipment and support services by a major supplier.

In addition to the above the Group is exposed to financial risks arising from external factors including unfavourable movements in foreign exchange rates, interest rates and other factors such as long-term economic growth rates, all of which may impact the Group’s financial performance. Other risks that could have a significant effect on the Group’s financial performance for the six months ending 31 March 2011 and which are outside the Group’s control include the willingness and ability of third parties, including regulators, tax authorities and commercial partners, to engage and reach agreement on open matters.

Any of the above and/or changes in assumptions underlying the carrying value of certain Group assets could result in asset impairments.

Further information in relation to these risk factors and uncertainties can be found on pages 38 to 39 of the Group’s 2010 annual report which can be found on www.vodafone.com/investor ..

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

•             the unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”; and

•             the interim management report includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

9 November 2010

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

		Six months ended 30 September
		2010	2009
	Note	£m	£m

Revenue	2	22,603	21,761
Cost of sales		(15,062)	(14,115)
Gross profit		7,541	7,646
Selling and distribution expenses		(1,526)	(1,479)
Administrative expenses		(2,600)	(2,578)
Share of result in associates		2,598	2,322
Impairment loss	3	(800)	–
Other income and expense		–	157
Operating profit	2	5,213	6,068
Non-operating income and expense	10	2,389	(7)
Investment income		1,402	634
Financing costs		(764)	(948)
Profit before taxation		8,240	5,747
Income tax expense	4	(736)	(952)
Profit for the period		7,504	4,795

Attributable to:
– Equity shareholders		7,542	4,820
– Non-controlling interests		(38)	(25)
		7,504	4,795

Earnings per share
– Basic	5	14.31p	9.17p
– Diluted	5	14.23p	9.14p

Consolidated statement of comprehensive income

		Six months ended 30 September
		2010	2009
		£m	£m

Gains on revaluation of available-for-sale investments, net of tax		328	501
Foreign exchange translation differences, net of tax		(2,444)	(2,193)
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax		(116)	47
Revaluation gain		–	963
Foreign exchange gains transferred to the income statement		–	(84)
Fair value (gains)/losses transferred to the income statement	10	(2,196)	3
Other, net of tax		3	25
Other comprehensive loss		(4,425)	(738)
Profit for the period		7,504	4,795
Total comprehensive income for the period		3,079	4,057

Attributable to:
– Equity shareholders		3,114	4,113
– Non-controlling interests		(35)	(56)
		3,079	4,057

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

	30 September	31 March
	2010	2010
	£m	£m

Non-current assets
Goodwill	49,722	51,838
Other intangible assets	24,080	22,420
Property, plant and equipment	19,392	20,642
Investments in associates	36,969	36,377
Other investments	3,951	7,591
Deferred tax assets	1,532	1,033
Post employment benefits	37	34
Trade and other receivables	3,334	2,831
	139,017	142,766
Current assets
Inventory	572	433
Taxation recoverable	202	191
Trade and other receivables	8,908	8,784
Other investments	539	388
Cash and cash equivalents	9,113	4,423
	19,334	14,219
Total assets	158,351	156,985

Equity
Called up share capital	4,153	4,153
Additional paid-in capital	153,597	153,509
Treasury shares	(7,863)	(7,810)
Retained losses	(75,266)	(79,655)
Accumulated other comprehensive income	15,746	20,184
Total equity shareholders’ funds	90,367	90,381

Non-controlling interests	2,995	3,379
Put options over non-controlling interests	(2,819)	(2,950)
Total non-controlling interests	176	429
Total equity	90,543	90,810

Non-current liabilities
Long-term borrowings	30,636	28,632
Taxation liabilities	350	–
Deferred tax liabilities	5,514	7,377
Post employment benefits	351	237
Provisions	491	497
Trade and other payables	900	816
	38,242	37,559
Current liabilities
Short-term borrowings	11,489	11,163
Taxation liabilities	4,055	2,874
Provisions	476	497
Trade and other payables	13,546	14,082
	29,566	28,616
Total equity and liabilities	158,351	156,985

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital	Treasury shares	Accumulated comprehensive income	Equity shareholders’ funds	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m

1 April 2009	4,153	153,348	(8,036)	(63,303)	86,162	(1,385)	84,777
Issue or reissue of shares	–	–	132	(101)	31	–	31
Share-based payment	–	76	–	–	76	–	76
Acquisition of subsidiaries	–	–	–	–	–	1,610	1,610
Comprehensive income	–	–	–	4,113	4,113	(56)	4,057
Dividends	–	–	–	(2,731)	(2,731)	(3)	(2,734)
Other	–	–	37	(92)	(55)	–	(55)
30 September 2009	4,153	153,424	(7,867)	(62,114)	87,596	166	87,762

1 April 2010	4,153	153,509	(7,810)	(59,471)	90,381	429	90,810
Issue or reissue of shares	–	–	134	(108)	26	–	26
Share-based payment	–	88	–	–	88	–	88
Repurchase of own shares	–	–	(187)	–	(187)	–	(187)
Transactions with non-controlling shareholders in subsidiaries	–	–	–	(107)	(107)	22	(85)
Comprehensive income	–	–	–	3,114	3,114	(35)	3,079
Dividends	–	–	–	(2,976)	(2,976)	(240)	(3,216)
Other	–	–	–	28	28	–	28
30 September 2010	4,153	153,597	(7,863)	(59,520)	90,367	176	90,543

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

		Six months ended 30 September
		2010	2009
	Note	£m	£m

Net cash flow from operating activities	7	6,240	6,729

Cash flows from investing activities
Purchase of interests in subsidiaries and joint ventures, net of cash acquired		(22)	(1,650)
Purchase of intangible assets		(3,455)	(1,430)
Purchase of property, plant and equipment		(2,159)	(2,334)
Purchase of investments		(28)	(138)
Disposal of property, plant and equipment		15	18
Disposal of investments		4,270	7
Dividends received from associates		700	584
Dividends received from investments		84	141
Interest received		120	118
Net cash flow from investing activities		(475)	(4,684)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		26	31
Net movement in short-term borrowings		885	(95)
Proceeds from issue of long-term borrowings		3,871	2,607
Repayment of borrowings		(1,703)	(2,754)
Purchase of treasury shares		(146)	–
Equity dividends paid		(2,976)	(2,742)
Dividends paid to non-controlling shareholders in subsidiaries		(234)	(3)
Contributions from non-controlling shareholders in subsidiaries		–	613
Other transactions with non-controlling shareholders in subsidiaries		(137)	–
Interest paid		(759)	(795)
Net cash flow from financing activities		(1,173)	(3,138)

Net cash flow		4,592	(1,093)
Cash and cash equivalents at beginning of the period		4,363	4,846
Exchange loss on cash and cash equivalents		(134)	(216)
Cash and cash equivalents at end of the period		8,821	3,537

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

1    Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2010:

•                  were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (‘IAS 34’) and thereby International Financial Reporting Standards (‘IFRS’), both as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union (‘EU’);

•                  were prepared on the going concern basis as set out within the directors’ statement of responsibility section of the Group’s annual report for the year ended 31 March 2010;

•                  are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s annual report for the year ended 31 March 2010;

•                  apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2010 except as stated below;

•                  include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented; and

•                  do not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 and were approved by the Board of directors on 9 November 2010.

The information relating to the year ended 31 March 2010 is an extract from the Group’s published annual report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

IFRS 3 (Revised) - “Business Combinations”

The Group adopted IFRS 3 (Revised) on 1 April 2010. The revised standard introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that a business combination occurs and future reported results. Whilst this standard does not have a material impact on the Group’s results or financial position for the periods presented, it may impact the Group’s accounting for any future business combinations.

IAS 27 - “Consolidated and Separate Financial Statements”

The Group adopted an amendment to IAS 27 “Consolidated and Separate Financial Statements” on 1 April 2010. This requires that when a transaction occurs with non-controlling interests in Group entities that do not result in a change in control, the difference between the consideration paid or received and the recorded non-controlling interest should be recognised in equity. Cash flows related to such transactions should be reported within financing activities in the statement of cash flows. In cases where control is lost, any retained interest should be remeasured to fair value, with the difference between fair value and the previous carrying value being recognised immediately in the income statement.

The adoption of this standard has resulted in a change in presentation within the statement of cash flows of amounts paid to acquire non-controlling interests in Group entities that do not result in a change in control. In the six months ended 30 September 2010 £137 million related to such transactions was classified as ‘Other transactions with non-controlling shareholders in subsidiaries’ within ‘Net cash flows from financing activities’, whereas these amounts would have previously been recorded in ‘Purchase of interests in subsidiaries and joint ventures, net of cash acquired’ within ‘Cash flows from investing activities’. There is no material impact in the comparative period.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

2                 Segment analysis

The Group has a single group of related services and products being the supply of communications services and products. The Group announced a new organisational structure on 9 September 2010, effective on 1 October 2010. The results presented are in line with the structure as at 30 September 2010.

	Segment	Common	Intra- region	Regional	Inter- region	Group
	revenue	Functions	revenue	revenue	revenue	revenue	EBITDA
	£m	£m	£m	£m	£m	£m	£m
Six months ended 30 September 2010
Germany	3,859		(22)	3,837	(4)	3,833	1,471
Italy	2,852		(22)	2,830	(3)	2,827	1,356
Spain	2,614		(37)	2,577	(2)	2,575	868
UK	2,593		(25)	2,568	(5)	2,563	599
Other Europe	2,513		(27)	2,486	(3)	2,483	847
Europe	14,431		(133)	14,298	(17)	14,281	5,141
Vodacom	2,612		–	2,612	(4)	2,608	866
Other Africa and Central Europe	1,913		–	1,913	(15)	1,898	486
Africa and Central Europe	4,525		–	4,525	(19)	4,506	1,352
India	1,874		—	1,874	(7)	1,867	488
Other Asia Pacific and Middle East	1,863		—	1,863	(13)	1,850	590
Asia Pacific and Middle East	3,737		—	3,737	(20)	3,717	1,078
Common Functions	—	114	—	114	(15)	99	(208)
Group	22,693	114	(133)	22,674	(71)	22,603	7,363
Verizon Wireless(1)	9,372						3,753

Six months ended 30 September 2009
Germany	3,942		(26)	3,916	(7)	3,909	1,557
Italy	2,988		(24)	2,964	(3)	2,961	1,445
Spain	2,948		(52)	2,896	(2)	2,894	1,072
UK	2,513		(23)	2,490	(6)	2,484	583
Other Europe	2,677		(32)	2,645	(3)	2,642	947
Europe	15,068		(157)	14,911	(21)	14,890	5,604
Vodacom	1,948		—	1,948	(3)	1,945	651
Other Africa and Central Europe	1,791		—	1,791	(33)	1,758	460
Africa and Central Europe	3,739		—	3,739	(36)	3,703	1,111
India	1,485		(1)	1,484	(8)	1,476	357
Other Asia Pacific and Middle East	1,595		—	1,595	(14)	1,581	475
Asia Pacific and Middle East	3,080		(1)	3,079	(22)	3,057	832
Common Functions	—	127	—	127	(16)	111	(92)
Group	21,887	127	(158)	21,856	(95)	21,761	7,455
Verizon Wireless(1)	8,583						3,349

Note:

(1)       Values shown for Verizon Wireless are not included in the calculation of Group revenue or EBITDA as Verizon Wireless is an associate.

A reconciliation of EBITDA to operating profit is shown below. For a reconciliation of operating profit to profit before taxation see the consolidated income statement on page 26.

	Six months ended 30 September
	2010	2009
	£m	£m
EBITDA	7,363	7,455
Depreciation and amortisation including loss on disposal of fixed assets	(3,948)	(3,866)
Share of results in associates	2,598	2,322
Impairment loss	(800)	—
Other income and expense	—	157
Operating profit	5,213	6,068

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

3    Impairment loss

The carrying value of goodwill of the Group’s operations in Greece (reported within the Other Europe segment) has been impaired by £800 million following a test for impairment triggered by adverse movements in the discount rate and adverse performance against previous plans as a result of challenging economic conditions.

The majority of the impairment loss was driven by adverse discount rate movements and was based on a value in use calculation using a pre-tax risk adjusted discount rate of 17.0%. The charge has been recognised in the consolidated income statement as a separate line item within operating profit. The pre-tax adjusted discount rate used in the previous value in use calculation at 31 March 2010 was 12.1%. The recoverable amount of the Group’s operations in Greece equals its reported carrying value at 30 September 2010 and consequently, any adverse change in a key assumption underpinning the value in use calculation may cause a further impairment loss to be recognised.

4                 Taxation

	Six months ended 30 September
	2010	2009
	£m	£m
United Kingdom corporation tax expense/(income):
Current year	38	—
Adjustments in respect of prior years	5	(17)

Overseas current tax expense/(income):
Current year	1,624	1,365
Adjustments in respect of prior years	(229)	(346)
Total current tax expense	1,438	1,002

Deferred tax on origination and reversal of temporary differences:
United Kingdom deferred tax	(210)	(114)
Overseas deferred tax	(492)	64
Total deferred tax income	(702)	(50)
Total income tax expense	736	952

On 22 July 2010 Vodafone reached agreement with the UK tax authorities with respect to the CFC tax case. Vodafone will pay £1.25 billion to settle all outstanding CFC issues from 2001 to date and has also reached agreement that no further UK CFC tax liabilities will arise in the near future under current legislation. Longer term, no CFC liabilities are expected to arise as a consequence of the likely reforms of the UK CFC regime due to the facts established in this agreement. The settlement comprises £800 million in the current financial year with the balance to be paid in instalments over the following five years. Income tax expense includes a credit of £550 million arising as a result of this settlement, which in part includes the related recognition of a deferred tax asset in Luxembourg for the use of losses in future years. The liability of £1.25 billion has been reclassified to current tax from deferred tax.

Vodafone Holdings Europe SL has resolved its dispute with the Spanish tax authorities regarding the deductibility of interest expenses in the accounting periods ended 31 March 2003 and 31 March 2004. The impact is reflected in the Group’s results for the six months ended 30 September 2010.

5                 Earnings per share

	Six months ended 30 September
	2010	2009
	Millions	Millions

Weighted average number of shares for basic earnings per share	52,701	52,556
Effect of dilutive potential shares: restricted shares and share options	283	204
Weighted average number of shares for diluted earnings per share	52,984	52,760

	£m	£m
Earnings for basic and diluted earnings per share	7,542	4,820

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

6                 Equity dividends on ordinary shares

	Six months ended 30 September
	2010	2009
	£m	£m

Declared during the period:

Final dividends for the year ended 31 March 2010: 5.65 pence per share (2009: 5.20 pence per share)	2,976	2,731

Proposed after the end of the reporting period and not recognised as a liability:

Interim dividend for the year ending 31 March 2011: 2.85 pence per share (2010: 2.66 pence per share)	1,494	1,400

7                 Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2010	2009
	£m	£m

Profit for the period	7,504	4,795
Adjustments for:
Share-based payments	78	71
Depreciation and amortisation	3,930	3,826
Loss on disposal of property, plant and equipment	18	40
Share of result in associates	(2,598)	(2,322)
Impairment loss	800	—
Other income and expense	—	(157)
Non-operating income and expense	(2,389)	7
Investment income	(1,402)	(634)
Financing costs	764	948
Income tax expense	736	952
Increase in inventory	(149)	(100)
Increase in trade and other receivables	(481)	(471)
Increase in trade and other payables	520	622
Cash generated by operations	7,331	7,577
Tax paid	(1,091)	(848)
Net cash flow from operating activities	6,240	6,729

8                 Related party transactions

The Group’s related parties are its joint ventures, associates, pension schemes, directors and Executive Committee members.

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these condensed consolidated financial statements, except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed on the following page.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

	Six months ended 30 September
	2010	2009
	£m	£m

Sales of goods and services to associates	152	140
Purchases of goods and services from associates	93	85
Purchases of goods and services from joint ventures	107	92
Net interest income receivable from joint ventures	12	19

	30 September	31 March
	2010	2010
	£m	£m
Trade balances owed:
by associates	27	24
to associates	15	17
by joint ventures	59	27
to joint ventures	11	40
Other balances owed by joint ventures(1)	331	751

Note:

(1)     Amounts arise primarily through Vodafone Italy and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

In the six months ended 30 September 2010 the Group made contributions to defined benefit pension schemes of £15 million (six months ended 30 September 2009: £44 million). Dividends received from associates are disclosed in the consolidated statement of cash flows. Compensation paid to the Company’s Board of directors and Executive Committee members will be disclosed in the Group’s annual report for the year ending 31 March 2011.

9                      Commitments and contingent liabilities

There have been no material changes to the Group’s commitments or contingent liabilities during the period, except as disclosed in note 4 and 10.

10               Other matters

Seasonality or cyclicality of interim operations

The Group’s financial results have not, historically, been subject to significant seasonal trends.

Licence acquisitions

India

On 19 May 2010 Vodafone secured 20 year licences for 2x5 MHz of 3G spectrum in nine circles in the Indian auction for a total price of INR 116.2 billion (£1.7 billion). These circles include Delhi, Mumbai, Kolkata and a further three ‘A’ circles and three ‘B’ circles providing a footprint covering 66% of Vodafone Essar Limited’s current revenue base.

Germany

On 20 May 2010 Vodafone acquired nationwide 15 year licences for 2x10 MHz of 800 MHz spectrum, 2x5 MHz of 2.1 GHz spectrum, 2x20 MHz of 2.6 GHz spectrum and 25 MHz of 2.6 GHz unpaired spectrum for a cost of €1.4 billion (£1.2 billion).

China Mobile

On 10 September 2010 Vodafone sold its entire 3.2% interest in China Mobile Limited. The cash consideration was £4.3 billion before tax and transaction costs and resulted in a pre-tax gain of £2.4 billion which has been recorded in non-operating income and expense in the consolidated income statement.

Notes to the condensed consolidated financial statements

For the six months ended 30 September 2010

Events after the end of the reporting period

Developments in the India tax case

Vodafone International Holdings B.V. (“VIHBV”) believes that it has no liability for Indian withholding taxes on the Hutchison transaction in 2007 and continued to take actions to defend itself vigorously both during and after the six months ended 30 September 2010. On 31 May 2010 the Indian tax authority ruled that it had jurisdiction to proceed against VIHBV to recover withholding tax from VIHBV on the Hutchison transaction in 2007. VIHBV appealed this ruling to the Bombay High Court. On 8 September 2010 the Bombay High Court ruled that the tax authority had jurisdiction to decide whether the transaction or some part of the transaction could be taxable in India. VIHBV appealed this decision to the Supreme Court on 14 September 2010. An initial hearing before the Supreme Court took place on 27 September 2010 at which the Supreme Court noted the appeal and asked the tax authorities to quantify any liability. On 22 October 2010 the Indian tax authorities quantified the alleged tax liability and issued a demand for payment of INR 112.2 billion (£1.6 billion) tax and interest. VIHBV has contested the amount of such demand both on the basis of the calculation and on the basis that no tax was due in any event. The possibility of whether VIHBV will be asked to make a deposit will be considered by the Supreme Court in its next hearing which is scheduled for 15 November 2010. The Supreme Court will also hear the appeal on the issue of jurisdiction at a later date. In addition, separate proceedings being taken against VIHBV to seek to treat it as an agent of Hutchison in respect of its alleged tax on the same transaction are now subject to appeal in the Bombay High Court where further actions of the Indian Tax authority are currently stayed and a hearing is scheduled for 23 November 2010. Vodafone Essar Limited’s case also continues to be stayed pending the outcome of the VIHBV Supreme Court hearing. VIHBV considers that neither it nor any other member of the Group is liable for such withholding tax or is liable to be made an agent of Hutchison.

SoftBank

On 9 November 2010 Vodafone agreed to sell to SoftBank Corp. of Japan (“SoftBank”) its interests in loan notes issued by SoftBank Mobile Corp. and preferred stock and share acquisition rights issued by BB Mobile Corp. (both subsidiaries of SoftBank Corp), which were originally received as part of the proceeds from the sale of Vodafone Japan in 2006, for a total consideration of ¥412.5 billion (£3.1 billion).

The consideration will be received in two tranches: ¥212.5 billion (£1.6 billion) in December 2010 and ¥200 billion (£1.5 billion) expected in April 2012. The first tranche of the proceeds will be used to reduce Vodafone Group’s net debt.

The securities had a carrying value of ¥341 billion (£2.6 billion) at 30 September 2010.

INDEPENDENT REVIEW REPORT BY DELOITTE LLP TO VODAFONE GROUP PLC

Introduction

We have been engaged by the Company to review the condensed consolidated financial statements in the half-year financial report for the six months ended 30 September 2010 which comprise the consolidated income statement, the consolidated statement of financial position, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows and related notes 1 to 10. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated financial statements.

This report is made solely to the Company in accordance with the International Standard on Review Engagements (UK and Ireland) 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-year financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-year financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

The annual financial statements of the Group are prepared in accordance with IFRS as adopted by the European Union and as issued by the International Accounting Standards Board. As disclosed in note 1, the condensed consolidated financial statements included in this half-year financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (‘IAS 34’) as adopted by the European Union and as issued by the International Accounting Standards Board.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed consolidated financial statements in the half-year financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

9 November 2010

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 9

Adjusted operating profit	Operating profit	Group results on page 9

Adjusted profit before tax	Profit before taxation	Taxation on page 11

Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 11

Adjusted profit attributable to equity shareholders	Profit attributable to equity shareholders	Earnings per share on page 12

Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 21

Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 21

ADDITIONAL INFORMATION

Regional results(1)

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Germany	3,859	3,942	1,471	1,557	818	880	342	331	1,111	1,429
Italy	2,852	2,988	1,356	1,445	1,004	1,085	260	299	983	1,103
Spain	2,614	2,948	868	1,072	555	745	220	171	402	656
UK	2,593	2,513	599	583	137	75	178	141	266	400

Other Europe
Greece	486	601	124	172	26	66	67	92	36	86
Netherlands	823	883	286	283	177	180	99	55	217	296
Portugal	565	612	232	253	145	166	63	64	162	181
Other(2)	639	581	205	239	123	145	63	30	55	181
Associates	–	–	–	–	283	309	–	–	–	–
	2,513	2,677	847	947	754	866	292	241	470	744

Intra-region eliminations	(133)	(157)	–	–	–	–	–	–	–	–
Europe	14,298	14,911	5,141	5,604	3,268	3,651	1,292	1,183	3,232	4,332

Vodacom	2,612	1,948	866	651	343	196	183	209	565	392
Other Africa and Central Europe
Romania	359	426	149	196	53	68	32	37	84	99
Turkey	760	557	93	20	(33)	(71)	146	149	3	(91)
Other	794	808	244	244	80	69	84	125	159	105
Africa and Central Europe	4,525	3,739	1,352	1,111	443	262	445	520	811	505

India	1,874	1,485	488	357	6	(43)	286	529	340	(31)
Other Asia Pacific and Middle East
Egypt	691	677	323	335	200	212	101	85	213	293
Other	1,172	918	267	140	33	(37)	184	151	194	28
Intra-region eliminations	–	(1)	–	–	–	–	–	–	–	–
Asia Pacific and Middle East	3,737	3,079	1,078	832	239	132	571	765	747	290

Verizon Wireless	–	–	–	–	2,344	1,988	–	–	–	–
Common Functions	114	127	(208)	(92)	(225)	(122)	127	134	(121)	(321)
Inter-region eliminations	(71)	(95)	–	–	–	–	–	–	–	–
Group	22,603	21,761	7,363	7,455	6,069	5,911	2,435	2,602	4,669	4,806

Notes:

(1)     The Group announced a new organisational structure on 9 September 2010, effective on 1 October 2010. The results are presented in line with the structure as at 30 September 2010.

(2)     Includes elimination of £7 million (2009: £8 million) of intercompany revenue between operating companies within the Other Europe segment.

See page 37 for “Use of non-GAAP financial information” and page 42 for “Definition of terms”.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 September

	Group(1)		Europe		Africa and Central Europe		Asia Pacific and Middle East
	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m
Voice revenue	6,851	7,034	3,971	4,460	1,563	1,464	1,319	1,111
Messaging revenue	1,260	1,169	921	907	188	147	150	115
Data revenue	1,243	992	892	752	200	135	151	105
Fixed line revenue	819	795	705	712	86	62	28	20
Other service revenue	469	392	289	265	87	88	116	81
Service revenue	10,642	10,382	6,778	7,096	2,124	1,896	1,764	1,432

	% change
	Group		Europe		Africa and Central Europe		Asia Pacific and Middle East
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic
Voice revenue	(2.6)	(3.2)	(11.0)	(7.5)	6.8	1.4	18.7	8.3
Messaging revenue	7.8	8.6	1.5	5.0	27.9	22.8	30.4	22.1
Data revenue	25.3	25.9	18.6	23.0	48.1	39.1	43.8	28.3
Fixed line revenue	3.0	5.1	(1.0)	3.6	38.7	14.1	40.0	27.4
Other service revenue	19.6	17.4	9.1	12.5	(1.1)	(6.7)	43.2	33.5
Service revenue	2.5	2.3	(4.5)	(0.8)	12.0	5.8	23.2	12.2

	Germany		Italy		Spain		UK		Vodacom		India
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Voice revenue	896	980	824	924	866	1,011	642	672	865	782	724	593
Messaging revenue	192	191	213	223	88	102	282	243	76	61	40	23
Data revenue	295	243	150	128	136	122	184	145	134	87	56	40
Fixed line revenue	443	461	132	127	76	80	8	8	54	42	1	1
Other service revenue	35	32	37	35	55	72	114	102	48	41	78	47
Service revenue	1,861	1,907	1,356	1,437	1,221	1,387	1,230	1,170	1,177	1,013	899	704

	% change
	Germany		Italy		Spain		UK		Vodacom		India
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic
Service revenue	(2.4)	2.1	(5.6)	(1.3)	(12.0)	(7.9)	5.2	5.2	16.2	5.0	27.7	15.7

Note:

(1)     The sum of the regional amounts may not be equal to Group totals due to Common Functions and intercompany eliminations.

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2010		£m	£m	£m

Operating profit	1	5,213	856	6,069
Non-operating income and expense	2	2,389	(2,389)	–
Net investment income/(financing costs)	3	638	(1,078)	(440)
Profit before taxation		8,240	(2,611)	5,629
Income tax expense	4	(736)	(315)	(1,051)
Profit for the period		7,504	(2,926)	4,578

Attributable to:
– Equity shareholders		7,542	(2,926)	4,616
– Non-controlling interests		(38)	–	(38)

Basic earnings per share		14.31p		8.76p

Notes:

(1)     Adjustment relates to the £800 million impairment loss for Vodafone Greece and the £56 million net loss arising on the disposal by Verizon Wireless of certain markets related to the Alltel acquisition.

(2)     Adjustment primarily consists of the gain on disposal arising from the disposal of the Group’s 3.2% interest in China Mobile Limited.

(3)     Includes a £228 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank which completed in April 2006 and an £872 million release of interest accrual on the settlement of UK CFC tax claim in July 2010.

(4)     Represents £235 million relating to tax on the adjustments used to derive adjusted profit before tax offset by £550 million arising on the settlement of the UK CFC tax claim in July 2010.

	Note	Reported	Adjustments	Adjusted
Six months ended 30 September 2009		£m	£m	£m

Operating profit	1	6,068	(157)	5,911
Non-operating income and expense		(7)	7	–
Net investment income/(financing costs)	2	(314)	(116)	(430)
Profit before taxation		5,747	(266)	5,481
Income tax expense	3	(952)	28	(924)
Profit for the period		4,795	(238)	4,557

Attributable to:
– Equity shareholders		4,820	(238)	4,582
– Non-controlling interests		(25)	–	(25)

Basic earnings per share		9.17p		8.72p

Notes:

(1)     Consists of the gain on disposal arising from the merger of Vodafone Australia with Hutchison 3G Australia.

(2)     Includes a £115 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank which completed in April 2006 offset by a £231 million adjustment in relation to equity put rights and similar arrangements (see note 3 in net financing costs on page 11).

(3)     Represents a £28 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax.

ADDITIONAL INFORMATION

Mobile customers(1)

(in thousands)
Country	1 July 2010	Net additions	Other movements	30 September 2010	Prepaid

Europe
Germany	34,874	819	–	35,693	54.8%
Italy	23,346	245	–	23,591	85.5%
Spain	16,827	280	–	17,107	38.3%
UK	18,854	122	–	18,976	51.6%
	93,901	1,466	–	95,367	60.6%

Other Europe
Albania	1,679	22	–	1,701	93.9%
Greece	5,492	(535)	–	4,957	66.6%
Ireland	2,151	32	–	2,183	66.9%
Malta	239	14	–	253	85.4%
Netherlands	4,757	94	–	4,851	39.0%
Portugal	5,984	76	–	6,060	80.7%
	20,302	(297)	–	20,005	66.8%
Europe	114,203	1,169	–	115,372	61.6%

Africa and Central Europe
Vodacom(2)	37,722	1,656	–	39,378	87.5%
Czech Republic	3,040	78	–	3,118	46.4%
Ghana	2,741	(173)	–	2,568	99.4%
Hungary	2,599	12	–	2,611	54.1%
Poland	3,344	(3)	–	3,341	47.8%
Romania	9,819	20	–	9,839	62.6%
Turkey	16,148	380	–	16,528	78.3%
Africa and Central Europe	75,413	1,970	–	77,383	74.7%

Asia Pacific and Middle East
India(3)	109,061	6,492	–	115,553	94.8%
Australia	3,551	29	–	3,580	44.4%
Egypt	25,791	2,408	–	28,199	96.0%
Fiji	358	(17)	–	341	96.2%
New Zealand	2,479	(35)	–	2,444	68.7%
Qatar	534	67	–	601	94.5%
Asia Pacific and Middle East	141,774	8,944	–	150,718	92.3%
Group	331,390	12,083	–	343,473	77.8%

Reconciliation to proportionate
Group	331,390	12,083	–	343,473
Non-controlling interests subsidiaries	(65,197)	(3,989)	–	(69,186)
Verizon Wireless(4)	41,428	451	48	41,927	9.9%
Other associates and investments(5)	39,185	597	(24,033)	15,749	97.9%
Proportionate	346,806	9,142	(23,985)	331,963	83.2%

Europe	123,155	1,273	–	124,428	58.3%
Africa and Central Europe	64,761	1,450	–	66,211	78.6%
Asia Pacific and Middle East	117,462	5,968	(24,033)	99,397	98.3%
Verizon Wireless	41,428	451	48	41,927	9.9%

Notes:

(1)     Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Poland, Australia and Fiji) based on the Group’s equity interests. Proportionate customers are based on the Group’s equity interests in subsidiaries, joint ventures and associates. Further details of the Group’s equity interests are provided in notes 12 to 14 of the consolidated financial statements included within the Group’s 2010 annual report.

(2)     Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

(3)     Proportionate customers are based on equity interests at 30 September 2010. However, the calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s aggregate direct and indirect equity interest from 59.93% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

(4)     Other movements relates to customers purchased from AT&T as part of the conditions of AT&T’s acquisition of Centennial Communications.

(5)     Other movements include the disposal of the Group’s 3.2% interest in China Mobile Limited of 18.0 million customers as well as a prospective change in the definition of proportionate mobile customers to exclude investments.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 30 September 2010

Country	Contract	Prepaid	Total

Germany	16.7%	28.8%	23.2%

Italy	20.2%	26.0%	25.1%

Spain	19.5%	37.3%	26.2%

UK	16.1%	59.1%	38.5%

Vodacom(1)	9.5%	48.8%	43.9%

India	23.2%	42.4%	41.4%

Note:

(1)     Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

1)                       Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)                       The half-year financial report will be available on the Vodafone Group Plc website, www.vodafone.com/investor, from 9 November 2010.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 1635 33251	Telephone: +44 1635 664 444

Notes:

1.      Vodafone, the Vodafone logo, Vodacom and Vodafone One Net are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.      All growth rates reflect a comparison to the six months ended 30 September 2009 unless otherwise stated.

3.      References to the “first quarter”, “previous quarter” or “Q1” are to the quarter ended 30 June 2010 unless otherwise stated.

4.      References to the “second quarter” or “Q2” are to the quarter ended 30 September 2010 unless otherwise stated.

5.      References to “H1” are to the six months ended 30 September 2010 unless otherwise stated.

6.      All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. All relevant calculations of organic growth include Vodacom at the current level of ownership and exclude all results of the Group’s business in Australia. The in-country acquisition of Alltel by Verizon Wireless has been included on a pro-forma basis assuming the business was acquired at the beginning of the comparative period.

7.      Reported growth is based on amounts in pounds sterling as determined under IFRS.

8.      Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

9.      Additional information regarding regulation and non-GAAP information will be available in the 6-K to be filed with the US Securities and Exchange Commission.

Copyright © Vodafone Group 2010

Definitions of terms

Term	Definition

Proportionate mobile customers	The proportionate mobile customer number represents the number of mobile customers in the Group’s subsidiaries, joint ventures and associates, based on the Group’s ownership in such ventures.

For definitions of other terms please refer to page 141 of the Group’s 2010 annual report.

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to expectations regarding the Group’s financial condition or results of operations contained within the Chief Executive’s statement on pages 3 to 5, including the updated strategy announced 9 November 2010, the Group’s 7% per annum dividend per share growth policy and the guidance for the 2011 financial year and the medium-term guidance for the three financial years ending 31 March 2014 on pages 7 and 8 of this document and expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends including customer mix and usage, competitive pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies introduced by Vodafone or by Vodafone in conjunction with third parties; anticipated benefits to the Group from cost reduction or efficiency programmes; growth in customers and usage; growth in mobile data, enterprise and broadband; expectations regarding adjusted operating profit, revenue, service revenue, capitalised fixed asset additions, EBITDA margins, depreciation and amortisation charges, capital expenditure, free cash flow, and tax rates, including the Group’s adjusted effective tax rate, for the 2011 financial year; expectations regarding capital expenditures; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled assets and newly acquired businesses, including Vodafone Hutchison Australia and its planned merger with the 3 network; and the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates or interest rates; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate; and changes in exchange rates, including, particularly, the exchange rate of sterling to the euro and the US dollar.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s 2010 annual report. The annual report can be found on the Group’s website, www.vodafone.com/investor. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 10 November, 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary